FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


1.  Name and Address of Reporting Person*
                  Holmes, John A.
                  520 SW 6th Avenue, Suite 750
                  Portland, Oregon  97204

2.  Issuer Name and Ticker or Trading Symbol
                  NBG Radio Network, Inc.  "NSBD"

3.  I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
                  N/A

4.  Statement for Month/Year
                  9/99

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /X/      Director
                  /X/      Officer (give title below)
                              President, Chief Executive Officer and
                              Chairman of the Board
                  / /      10% Owner
                  / /      Other (specify below)N/A
                              -----------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  / /      Form filed by More than One Report Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.  Title of Security (Instr. 3)
           Common Stock

2.  Transaction Date(s) (Month/Day/Year)


3.  Transaction Code (Instr. 8)
             Code:
             V:

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
             Amount
             (A) or (D)
             Price

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)
             215,900

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
             D

7.  Nature of Indirect Beneficial Ownership (Instr. 4)


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FORM 4 (continued)


    Table II - Derivative Securities Acquired, Disposed of, or Beneficially
      Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)
             (i)      Employee Stock Options (Right to buy Common Stock)
             (ii)     Employee Stock Options (Right to buy Common Stock)

2.  Conversion or Exercise Price of Derivative Security
             (i)      $2.00
             (ii)     $.5417

3.  Transaction Date (Month/Day/Year)
             (i)      9/1/99
             (ii)

4.  Transaction Code (Instr. 8)
             (i)      Code:    A
                      V:       V
             (ii)     Code:
                      V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
             (i)      270,000 (A)
             (ii)

6.  Date Exercisable and Expiration Date (Month/Day/Year)
             (i)      Date Exercisable:  9/1/1999
                      Expiration Date    9/1/2002
             (ii)     Date Exercisable:  6/12/1998
                      Expiration Date    6/12/2001

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)
             (i)      Title:             Common Stock
                      Amount of Shares:  270,000
             (ii)     Title:             Common Stock
                      Amount of Shares:  480,000

8.  Price of Derivative Security (Instr. 5)

9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)
             (i)      750,000
             (ii)     750,000

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
             (i)      D
             (ii)     D

11. Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:

                                 /s/ John A. Holmes                 12/21/99
                                ---------------------------------   ------------
                                ** Signature of Reporting Person        Date



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.